CHEMOKINE THERAPEUTICS CORP.
Suite 405, 6190 Agronomy Road Vancouver, British Columbia Canada V6T 1Z3 Phone: 604 822–0301 Fax: 604 822–0302

December 4, 2007

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0408

Washington, D.C.  20549

ATTN:	John L. Krug, Special Counsel
Jeffrey Reidler, Assistant Director

RE:  Registration Statement on Form SB-2, File No. 333-143350 (the “2007 Registration Statement”)

Ladies and Gentlemen:

On behalf of Chemokine Therapeutics Corp. (the “Company”), I hereby respectfully request the above-referenced 2007 Registration Statement, originally filed with the Commission on May 30, 2007 and amended on July 6, 2007, be withdrawn, together with all exhibits, amendments and supplements thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter.   The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time.  The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).   No securities have been sold in the offering covered by the 2007 Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the 2007 Registration Statement on Form SB-2 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."   The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

If you have any questions regarding this application, please do not hesitate to contact the undersigned at (604) 822-3347 or, in his absence, Gary J. Kocher, outside counsel, at (206) 370-7809.

Very truly yours,

/s/ Bashir Jaffer
Bashir Jaffer
CFO & Interim CEO